Exhibit 99.1

Veris Gold Corp. announces subscription receipt financing

Toronto Stock Exchange: VG

VANCOUVER, Aug. 30, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce it has entered into an engagement letter and term sheet (collectively, the "Engagement Letter") for a proposed private placement (the "Offering") of up to 15,384,615 subscription receipts (the "Subscription Receipts"), at a price of $0.52 per Subscription Receipt, for aggregate proceeds to the Company of up to $8,000,000. A significant majority shareholder of the Company has indicated that it intends to subscribe for approximately 15,000,000 Subscription Receipts.

Each Subscription Receipt will automatically entitle the holder to receive, without payment of additional consideration, one unit of the Company (a "Unit"), upon receipt of necessary shareholder and TSX approvals of the Offering (the "Escrow Release Conditions").  Each Unit will consist of one common share in the capital of the Company (each, a "Common Shares") and one-half of one warrant to purchase one common share (each whole warrant, a "Warrant"). Each Warrant will have a term of 36 months and an exercise price of $0.60.

The gross proceeds of the Offering will be held in escrow pending satisfaction of the Escrow Release Conditions.  The Company intends to use the net proceeds of the Offering to proceed with its development plans for the Jerritt Canyon property and for general working capital purposes.

A Canadian Agent will act as Agent for the proposed Offering. Pursuant to the Engagement Letter, in return for acting as the Company's Agent, the Agent will be entitled to compensation in the following form: (a) a cash fee equal to 2.5% of the aggregate cash proceeds received from the Offering; (b) Subscription Receipts equal to 2.5% of the total number of Subscription Receipts sold in the Offering (the "Agents Units"); and (c) common share purchase warrants equal to 4.5% of the total number of Subscription Receipts issued pursuant to the Offering (the "Agent Warrants"). The Agent Warrants will have a term of 36 months and an exercise price of $0.65.

The Company will apply to list the Common Shares underlying the Units and Agent Units and the common shares underlying the Warrants and Agent Warrants on the Toronto Stock Exchange (the "TSX"). Listing will be subject to satisfying all of the requirements of the TSX. There can be no assurance as to whether or when the Offering may be completed or whether the Escrow Release Conditions will ever be met and the Units underlying the Subscription Receipts released to the subscribers.  If the Escrow Release Conditions are not satisfied in accordance with terms of the Offering on or before November 10, 2013, holders of the Subscription Receipts will be entitled to the return of their subscription amount plus their pro rata share of any interest earned on such subscription amount.

The Offering will be made on a private placement basis, exempt from prospectus and registration requirements of applicable securities laws.  The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States or to "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.  This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States or to U.S. Persons.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company's use of proceeds from the sale of the Units and Flow-Through Units are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman
T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 13:46e 03-SEP-13